LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202
March 23, 2022
VIA EDGAR TRANSMISSION
Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos.: 333-179562 and 811-22668
Roundhill Pro Sports, Media & Apparel ETF (the “Fund”)
Dear Mr. Sutcliffe:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed under 485(a)(1) for the purpose of incorporating changes to the Fund’s name, principal investment strategies, and portfolio managers previously communicated by supplement.

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
175	2/25/2022	485APOS	0000894189-22-001435
If you have any questions or require further information, please contact me at (414) 550‑7433 or kent.barnes@usbank.com.
Sincerely,

/s/Kent Barnes
Kent Barnes
Secretary